FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number: 333-132289

Embraer – Brazilian Aviation Company

(Translation of registrant’s name into English)

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:     Yes              No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

1. copy of Company’s Press Release announcing pricing of secondary equity offering.

EMBRAER ANNOUNCES PRICING OF SECONDARY EQUITY OFFERING

São José dos Campos, February 7, 2007 - Embraer - Empresa Brasileira de Aeronáutica S.A. (Bovespa: EMBR3; NYSE: ERJ) (the “Company”) announced today that on February 6, 2007 an offering of 72,903,806 of its common shares by the selling shareholders BNDES Participações S.A. - BNDESPAR, Fundação SISTEL de Seguridade Social, Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, European Aeronautic Defence and Space Company EADS France and Dassault Aviation S.A. has priced.

Common shares, including in the form of American Depositary Shares, or ADSs, have been offered in an international offering and in a concurrent Brazilian offering that has been registered with the Comissão de Valores Mobiliários, the Brazilian Securities Commission. Each ADS represents four common shares.

The ADSs were offered to the public at a price of US$41.00 per ADS, and the common shares were offered to the public at a price of R$21.35 per common share.

The international offering is being led by J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as joint bookrunners. The Brazilian offering is being led by Banco J.P. Morgan S.A. and Banco Merrill Lynch de Investimentos S.A. as joint bookrunners.

The selling shareholders have also granted the international and Brazilian underwriters an option to purchase up to 10,935,570 additional common shares (which may be in the form of ADSs) to cover over-allotments, if any.

The Company will not sell any common shares or ADSs in connection with this offering and will not receive any proceeds from the sale of the common shares or ADSs by the selling shareholders.

An automatically effective registration statement relating to the offering has been filed with the U.S. Securities and Exchange Commission. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Any offer of these securities shall be made solely by means of the prospectus supplement and accompanying prospectus issued with respect to such offering.

PRESS OFFICES

Headquarters	North America	Europe, Middle East and Africa		China

Rosana Dias	Pedro Ferraz	Stéphane Guilbaud	Catherine Fracchia	Tracy Chen
rosana.dias@embraer.com.br	pedro.ferraz@embraer.com	sguilbaud@embraer.fr	cfracchia@embraer.fr	tracy.chen@bjs.embraer.com
Cell: (+55 12) 9724 4929	Cell: (+1 954) 651 1871	Cell: (+33 6) 7522 8519	Cell: (+33 6) 7523 6903	Cell: (+86) 1391 018 2281
Phone: (+55 12) 3927 1311	Phone: (+1 954) 359 3414	Phone: (+33 1) 4938 4455	Phone: (+33 1) 4938 4530	Phone: (+86 10) 6505 5045
Fax: (+55 12) 3927 2411	Fax: (+1 954) 359 4755	Fax: (+33 1) 4938 4456	Fax: (+33 1) 4938 4456	Fax: (+86 10) 6505 9866

When available, copies of the prospectus supplement and accompanying prospectus may be obtained from J.P. Morgan Securities Inc., 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, Attn: Theresa Stevenson or by calling toll-free 1-866-430-0686, or from Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, New York, NY 10080, Attn: Prospectus Department.

Note to Editors

The Company is one of the world’s leading manufacturers of commercial aircraft, with 37 years of experience in designing, developing, manufacturing, selling and providing after-sales support to aircraft for the Commercial Aviation, Executive Aviation, and Defense and Government segments. With headquarters in São José dos Campos, State of São Paulo, the Company has offices and customer service bases in the United States, France, Portugal, China and Singapore.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect the Company’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where the Company does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe,” “may,” “is able,” “forecast,” “will be able,” “intend,” “continue,” “anticipate,” “expect” and other similar terms are supposed to identify potentialities. The Company does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Company expectations.

PRESS OFFICES

Headquarters	North America	Europe, Middle East and Africa		China

Rosana Dias	Pedro Ferraz	Stéphane Guilbaud	Catherine Fracchia	Tracy Chen
rosana.dias@embraer.com.br	pedro.ferraz@embraer.com	sguilbaud@embraer.fr	cfracchia@embraer.fr	tracy.chen@bjs.embraer.com
Cell: (+55 12) 9724 4929	Cell: (+1 954) 651 1871	Cell: (+33 6) 7522 8519	Cell: (+33 6) 7523 6903	Cell: (+86) 1391 018 2281
Phone: (+55 12) 3927 1311	Phone: (+1 954) 359 3414	Phone: (+33 1) 4938 4455	Phone: (+33 1) 4938 4530	Phone: (+86 10) 6505 5045
Fax: (+55 12) 3927 2411	Fax: (+1 954) 359 4755	Fax: (+33 1) 4938 4456	Fax: (+33 1) 4938 4456	Fax: (+86 10) 6505 9866

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

Dated: February 7, 2007	By:	/s/ ANTONIO LUIZ PIZARRO MANSO
	Name:	Antonio Luiz Pizarro Manso
	Title:	Executive Vice-President Corporate
and Chief Financial Officer